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[Janus letterhead]

March 26, 2008

VIA EDGAR

Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re: JANUS INVESTMENT FUND (the "Registrant")
    1933 Act File No. 002-34393
    1940 Act File No. 811-1879
    Post-Effective Amendment No. 121

Dear Mr. Greene:

On behalf of the Registrant and its funds or portfolios (each, a "Fund" and collectively, the "Funds"), this letter is to respond to your comments made by telephone on January 24, 2008 with respect to the Registrant's Post-Effective Amendment No. 121 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on December 14, 2007. The Staff of the Securities and Exchange Commission's (the "Staff") comments and the Registrant's responses to Staff comments are as follows:

1. COMMENT: The Staff requested that the Registrant reflect in writing all comments and responses and carry over comments, as applicable, to the Registrant's other Prospectuses and Statements of Additional Information ("SAIs").

     RESPONSE: The Registrant acknowledges the comment and confirms that it has complied.

2. COMMENT: The Staff requested that comments provided by telephone on November 14, 2007 with respect to Janus Adviser Series Post-Effective Amendment No. 41 be carried over, as applicable, to the Funds comprising the Registrant's Post-Effective Amendment No. 121.

     RESPONSE: The Registrant acknowledges the comment and confirms that it has complied.

Janus Equity Funds - Prospectus (Retail Version)

3. COMMENT: With respect to the Funds, the Staff noted that in the cases of Funds with global, international or worldwide in their names, such Funds should each invest in securities of at least ten countries and invest at least 40% of their respective assets in securities of foreign countries, excluding the U.S.

     RESPONSE: Consistent with investment policies and restrictions of these Funds, the Registrant has previously added or revised disclosure as appropriate to reflect that such Funds invest in several countries. The Registrant believes these investment policies are consistent with formal SEC guidance.

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4.   COMMENT: With respect to Janus Fund, the Staff asked how the statement "The
     Fund may also lend portfolio securities on a short-term or long-term basis, up to one-third of its total assets," is consistent with the Fund's growth objective and strategy.

     RESPONSE: Consistent with the Fund's investment objective of seeking long term growth of capital in a manner consistent with the preservation of capital, the Fund participates in a securities lending program to generate additional revenue. Securities in the program are lent on a fully collateralized basis, which is also consistent with the Fund's goal of preserving capital. Securities lending is not intended to be used as a principal investment strategy for the Fund.

5. COMMENT: With respect to disclosure pertaining to the nondiversification classification of certain Funds, the Staff stated its view that Rule 13a-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), is intended to apply to nondiversified funds which temporarily become diversified, not nondiversified funds which normally operate as diversified funds. It was the Staff's opinion that the disclosure should accurately reflect each Fund's subclassification consistent with this view.

     RESPONSE: As discussed, the disclosure indicates when a Fund is classified as nondiversified. Item 2 of Form N-1A indicates that a Fund classified as nondiversified include disclosure that it "may" invest a larger portion of its assets in fewer issuers. The Registrant believes its disclosure is consistent with Form N-1A.

6. COMMENT: The Staff asked for clarification regarding the management of Janus Fundamental Equity Fund and Janus Research Fund and whether the Funds have a policy for investing in certain sectors.

     RESPONSE: Disclosure reflects that James Goff, Director of Research, is responsible for the day-to-day operations of each Fund, and the Registrant believes that such disclosure is consistent with Item 5 of Form N-1A. Neither Fund has a policy to invest in certain sectors but each has the flexibility to invest broadly in any sector.

7. COMMENT: With respect to Janus Growth and Income Fund's strategy to normally invest up to 75% of its assets in equity securities, the Staff asked whether or not investments in derivatives could account for the entire 75%, and if so, requested that the Registrant make that point clear to investors.

     RESPONSE: To the extent that a derivative has equity exposure, that derivative may be counted as part of the 75% and if the Fund invests 75% of its assets in these types of derivatives, the 75% investment in equity securities could be comprised of all derivatives. To the extent that the Fund's exposure to derivatives comprises a significant portion of the 75% investment in equity securities, the Registrant would consider what additional disclosure is appropriate.

8. COMMENT: With respect to Janus Growth and Income Fund and the strategy statement "Eligible equity securities...include other securities with equity characteristics (including the use of swaps)," the Staff indicated the Registrant should ensure that appropriate risk disclosure is reflected.

     RESPONSE: The Registrant acknowledges the comment and believes that appropriate risk disclosure has been included.

9. COMMENT: With respect to Janus Global Opportunities Fund, the Staff asked if the Fund had a large, single country emerging markets investment and, if so, indicated that the percentage of any country concentration should be disclosed in the Prospectus.

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     RESPONSE: In response to prior Staff comment regarding emerging markets disclosure, the Registrant has included the specific percentage of emerging markets allocation as of a Fund's fiscal year end, as applicable. The Registrant believes that specific country allocation is more appropriate in shareholder reports and Form N-Q. As previously discussed with and agreed to by the Staff, disclosure was previously added directing investors to shareholder reports and Form N-Q for a summary of investments by country in order that investors may have the most up-to-date information.

10. COMMENT: With respect to disclosure regarding Anti-Money Laundering Program requirements under the USA PATRIOT Act, the Staff indicated that the disclosure did not state that the Registrant had designated an officer of the Funds for purposes of supervising the Registrant's anti-money laundering program.

     RESPONSE: As discussed during the call, the Trustees of the Registrant have designated an officer to supervise the anti-money laundering program, and the Registrant has noted the designated officer in the Trustees and Officers table of the SAI.

11. COMMENT: The Staff indicated that certain other disclosure contained in the Prospectus appeared in all capital letters and requested a different form of presentation.

     RESPONSE: As discussed during the call, the disclosure referenced appears in bold face type within the Prospectus, not all capital letters. The EDGAR process converts bold face type into all capital letters.

12. COMMENT: The Staff referenced the Funds' ability to invest in inverse floaters and recommended that appropriate risk disclosure be made relating to this type of investment.

     RESPONSE: As discussed during the call, the reference noted is in the "Glossary of Investment Terms." Further, the Registrant believes that appropriate risk disclosure is reflected in the Funds' SAI.

Janus Smart Portfolios - Prospectus (Retail Version)

13. COMMENT: The Staff indicated that it may request, in future reviews, additional disclosure regarding expense recoupment by Janus Capital permitted pursuant to expense limitation agreements between the Registrant and Janus Capital.

     RESPONSE: The Registrant confirms that Janus Capital has the ability to recoup certain expenses as described in a Fund's expense limitation agreement. As previously discussed, the contractual expense waivers apply if total operating expenses (excluding certain expenses) exceed a certain limit, and recoupment is only possible if the expense ratio falls below the expense limit, and only for a period of three years subsequent to the Fund's commencement of operations.

14. COMMENT: The Staff indicated that there appears to be a conflict between disclosure in the SAI which states the Funds have no industry concentration, and disclosure in the Prospectus which indicates that indirect concentration may occur.

     RESPONSE: While the Funds do not have a 1940 Act concentration policy, their investments among underlying funds may result in 'indirect' concentration. Such disclosure is intended as a risk factor and not specific industry concentration.

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Janus Bond and Money Market Funds - Prospectus (Institutional Version)

15. COMMENT: With respect to Janus Short-Term Bond Fund, the Staff asked how the policy of investing in intermediate-term fixed-income securities is consistent with the Fund's name.

     RESPONSE: The adopting release for Rule 35d-1 (the Fund Names Rule) and its accompanying "Frequently Asked Questions" notes that funds with "short-term" in their names should maintain a dollar-weighted average maturity of no more than three years but that a fund is not required to invest 80% of its assets in "short-term" bonds. Although this Fund may invest in intermediate-term fixed-income securities, the Fund's policy disclosed in the Prospectus is to maintain an average-weighted effective maturity of three years or less under normal circumstances.

16. COMMENT: With respect to Janus Tax-Exempt Money Market Fund, the Staff asked why the Registrant felt it was appropriate to reflect the Fund's performance with the effect of expense waivers.

     RESPONSE: Form N-1A, as well as previous SEC interpretative letters, indicates total returns are calculated using the methodology utilized in the Fund's financial highlights. For purposes of the Fund's financial highlights, total return is calculated using an expense ratio that is inclusive of any expense waivers. Accordingly, the Registrant reflects performance with the effect of expense waivers in the Prospectus.

17. COMMENT: With respect to the fee table and the footnote referencing contractual expense waiver information, the Staff recommended that the Registrant amend the footnote to include the specific expense waiver limit rather than referring to the SAI.

     RESPONSE: As discussed during the call, the expense waiver for the Funds does not "cap" total expenses but instead places a limit on certain expenses and excludes other expenses from the waiver, as described in the footnote to the fee table. The Registrant believes that including the expense waiver limit may be confusing to shareholders who may read it as a cap on total expenses. The Registrant believes that the current presentation, along with associated disclosure in the SAI, provides shareholders with enough information to understand the application of the expense limitations without risking investor confusion. The Registrant intends, however, to consider enhancing its disclosure for future amendments.

Janus Venture Fund - Prospectus (Retail Version)

18. COMMENT: With respect to a question pertaining to the risks associated with short sales, the Staff asked whether or not there was a strategy discussion related to the Fund's use of short sales.

     RESPONSE: Consistent with the investment strategies and risks of the Fund, the Registrant deleted the referenced question and added a general risk discussion under the "General Portfolio Policies" section.

19. COMMENT: The Staff indicated that language regarding maintaining liquidity contained in the "Cash Position" section should be revised.

     RESPONSE: The Registrant believes the disclosure describing the Fund's ability to temporarily increase its cash position, under unusual circumstances, to protect assets or maintain liquidity in certain circumstances (e.g., to meet unusually large redemptions) is appropriate and no modifications are necessary at this time.

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Janus Mid Cap Value Fund - Institutional Shares Prospectus (Institutional
Version)

20. COMMENT: With respect to general disclosure pertaining to foreign securities, the Staff asked whether or not Janus Mid Cap Value Fund had investments in emerging market countries, and if so, asked that appropriate disclosure be added.

     RESPONSE: As discussed during the call, the Fund does not generally invest in foreign securities, although it is not precluded from doing so. If this changes, the Registrant would consider what additional disclosure regarding investments in foreign securities in general, as well as emerging markets, is appropriate.

21. COMMENT: With respect to disclosure regarding Anti-Money Laundering Program requirements under the USA PATRIOT Act, the Staff asked for clarification related to the statement "your financial intermediary is required..." asking specifically if the Registrant knows whether or not the financial intermediary has appointed an Anti-Money Laundering officer.

     RESPONSE: As discussed during the call, each service provider represents by agreement that it is in compliance with all applicable anti-money laundering laws, rules and regulations including, but not limited to, the USA PATRIOT Act of 2001, P.L. 107-56 and that it has policies and procedures in place to detect money laundering and terrorist financing, including the reporting of suspicious activity.

Janus Money Market Funds - Investor Shares Statement of Additional Information

22. COMMENT: With respect to risk disclosure related to investments in mortgage-backed securities comprised of subprime mortgages, the Staff asked whether or not this risk applied to Funds other than Janus Money Market Fund.

     RESPONSE: The Registrant continues to review whether this risk disclosure is appropriate for inclusion in other Funds' respective Prospectus and SAI disclosures.

Janus Equity and Bond Funds - Statement of Additional Information

23. COMMENT: With respect to disclosure related to venture capital investments, the Staff asked if there is appropriate related risk disclosure.

     RESPONSE: The Registrant acknowledges the comment and believes that appropriate risk disclosure is included in the SAI.

24. COMMENT: With respect to disclosure relating to short sales, specifically the statement "...the Fund may designate liquid assets it owns (other than the short sales proceeds) as segregated assets to the books of the broker and/or its custodian in an amount equal to its obligation..." the Staff asked if the process of segregating assets to a broker are consistent with SEC rules.

     RESPONSE: The Registrant acknowledges the comment and believes that the process is consistent with SEC guidance.

25. COMMENT: With respect to general disclosure under "Investment Company Securities" related to investments in exchange-traded funds, the Staff indicated that the Registrant should include disclosure stating that certain related expenses may be duplicative.

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     RESPONSE: The Registrant acknowledges the comment and believes that appropriate risk disclosure is included.

26. COMMENT: With respect to disclosure related to options on foreign currencies, forward contracts, and foreign instruments, the Staff asked about underlying instruments to the derivatives.

     RESPONSE: The Registrant acknowledges the comment and believes the SAI includes discussion regarding each type of derivative.

27. COMMENT: To the extent that the Registrant utilizes American style options and European style options, the Staff indicated that the Registrant should include disclosure discussing the differences between each style of option investing.

     RESPONSE: The Registrant acknowledges the comment and believes that the current disclosure is appropriate based on current investment practices.

28. COMMENT: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

     RESPONSE: The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

If you have any concerns regarding the above responses, please call me at (303) 336-4045. Thank you for your assistance in this matter.

Regards,


/s/ Robin Nesbitt

Robin Nesbitt
Associate Counsel

cc: Stephanie Grauerholz-Lofton, Esq.
    Cindy Antonson
    Donna Brungardt